Quanterix Corporation

900 Middlesex Turnpike

Billerica, MA 01821

Via EDGAR

April 11, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Margaret Sawicki

Re:	Quanterix Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed April 10, 2025
File No. 333-284932

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Quanterix Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on April 14, 2025, or as soon as practicable thereafter.

Please contact Kerry S. Burke of Covington & Burling LLP at (202) 662-5297 with any questions you may have regarding this request. In addition, please notify Ms. Burke by telephone when this request for acceleration has been granted.

Respectfully,
Quanterix Corporation

By:	/s/ Vandana Sriram
Name:	Vandana Sriram
Title:	Chief Financial Officer

cc:

Kerry S. Burke, Covington & Burling LLP

Catherine Dargan, Covington & Burling LLP

Kyle Rabe, Covington & Burling LLP

Laurie A. Churchill, Quanterix Corporation

Patrick J. O’Malley, DLA Piper LLP